LATAM group increased capacity by 9.4% and transported 7.7 million passengers in August

Operating statistics for August 2025

Santiago, September 8, 2025 - During August, LATAM group increased its consolidated capacity, measured in available seat-kilometers (ASK), by 9.4% compared to the same period of 2024. This growth was mainly driven by a 12.0% increase in the group’s international operations, as well as an 11.3% increase in LATAM Airlines Brazil’s domestic capacity. During the month, the Brasília–Campinas route was launched with three daily frequencies, strengthening connectivity in the Brazilian domestic market.

Throughout the month, LATAM group transported 7.7 million passengers, an increase of 9.1% compared to August 2024. Year-to-date, the group has transported 57.1 million passengers.
Consolidated traffic, measured in revenue passenger-kilometers (RPK), rose by 10.8%. As a result, the consolidated load factor reached 85.4% in August 2025, representing a 1.1 percentage point increase compared to the same month of the previous year.
In terms of cargo, LATAM group’s capacity, measured in available ton-kilometers (ATK), reached 716 million, representing a 5.1% increase compared to the same month of the previous year.
The following table summarizes the main operating statistics for the month and year-to-date as of August for the main LATAM group business segments:

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LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com

LATAM GROUP OPERATIONS	August			Year to Date
	2025	2024	% Change	2025	2024	% Change
LATAM GROUP PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	12,753	11,505	10.8%	94,439	86,943	8.6%
DOMESTIC SSC (1)	1,900	1,889	0.6%	15,206	15,008	1.3%
DOMESTIC BRAZIL (2)	3,954	3,410	15.9%	28,570	25,766	10.9%
INTERNATIONAL (3)	6,899	6,205	11.2%	50,662	46,168	9.7%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	14,942	13,662	9.4%	112,287	103,706	8.3%
DOMESTIC SSC (1)	2,219	2,278	-2.6%	18,377	18,306	0.4%
DOMESTIC BRAZIL (2)	4,596	4,129	11.3%	34,402	31,637	8.7%
INTERNATIONAL (3)	8,126	7,255	12.0%	59,507	53,764	10.7%

PASSENGER LOAD FACTOR
SYSTEM	85.4%	84.2%	1.1p.p	84.1%	83.8%	0.3p.p
DOMESTIC SSC (1)	85.6%	83.0%	2.7p.p	82.7%	82.0%	0.8p.p
DOMESTIC BRAZIL (2)	86.0%	82.6%	3.4p.p	83.0%	81.4%	1.6p.p
INTERNATIONAL (3)	84.9%	85.5%	-0.6p.p	85.1%	85.9%	-0.7p.p

PASSENGER BOARDED (thousand)
SYSTEM	7,694	7,050	9.1%	57,159	53,744	6.4%
DOMESTIC SSC (1)	2,623	2,640	-0.6%	20,365	20,476	-0.5%
DOMESTIC BRAZIL (2)	3,482	2,992	16.4%	25,108	22,826	10.0%
INTERNATIONAL (3)	1,589	1,418	12.1%	11,687	10,443	11.9%

LATAM GROUP CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	374	358	4.3%	2,913	2,761	5.5%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	716	681	5.1%	5,487	5,255	4.4%

CARGO LOAD FACTOR
SYSTEM	52.2%	52.6%	-0.4p.p	53.1%	52.5%	0.6p.p

(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador, LATAM Airlines Peru and LATAM Airlines Paraguay.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com

ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo, and A319 aircraft. Additionally, the Airbus 330, operated under short-term leases, is also part of the current operations.
LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliate’s aircraft, they have a fleet of 20 freighters. They operate on the LATAM group network as well as international routes that are solely used for freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.
More financial information at ir.latam.com
www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com